Exhibit 99

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
Prepared in accordance with U.S. GAAP

		2018					2019					2020
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North American vehicle volumes (including Mexico)		4.408	4.355	4.040	4.206	17.009	4.227	4.249	3.909	3.911	16.296	3.777	1.240	3.945	4.022	12.984

European vehicle volumes:
Western Europe		3.939	4.005	2.997	3.388	14.329	3.720	3.614	2.999	3.285	13.618	2.893	1.164	2.603	3.397	10.057
Eastern Europe		1.972	2.068	1.694	2.064	7.798	2.013	2.063	1.672	1.987	7.735	1.801	0.922	1.664	2.025	6.412
Total Europe		5.911	6.073	4.691	5.452	22.127	5.733	5.677	4.671	5.272	21.353	4.694	2.086	4.267	5.422	16.469

Asia volumes		12.558	12.324	11.684	12.884	49.450	11.893	11.181	10.975	13.093	47.142	8.167	8.507	10.926	13.794	41.394

China volumes		6.663	6.614	6.094	6.990	26.361	6.024	5.484	5.631	7.422	24.561	3.228	5.835	6.291	8.176	23.530

Magna Steyr vehicle assembly volumes		0.041	0.033	0.034	0.037	0.145	0.046	0.043	0.035	0.034	0.158	0.031	0.017	0.027	0.035	0.110

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.790	0.775	0.765	0.756	0.771	0.752	0.748	0.757	0.758	0.754	0.745	0.722	0.751	0.767	0.746
1 Euro equals U.S. dollars		1.229	1.193	1.163	1.141	1.181	1.135	1.124	1.112	1.107	1.119	1.102	1.101	1.170	1.192	1.141
1 Chinese renminbi equals U.S. dollars		0.157	0.157	0.147	0.145	0.151	0.148	0.147	0.142	0.142	0.145	0.143	0.141	0.145	0.151	0.145

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales		10,792	10,280	9,618	10,137	40,827	10,591	10,126	9,319	9,395	39,431	8,657	4,293	9,129	10,568	32,647

Costs and expenses:
Cost of goods sold		9,293	8,795	8,253	8,714	35,055	9,164	8,710	8,063	8,085	34,022	7,567	4,206	7,681	8,753	28,207
Selling, general and administrative		396	434	403	431	1,664	421	453	400	423	1,697	381	378	380	448	1,587
Equity income		(87)	(72)	(62)	(56)	(277)	(35)	(48)	(37)	(58)	(178)	(30)	(25)	(44)	(90)	(189)
EBITDA	2	1,190	1,123	1,024	1,048	4,385	1,041	1,011	893	945	3,890	739	(266)	1,112	1,457	3,042
Depreciation and amortization		315	320	325	318	1,278	321	334	335	355	1,345	336	334	334	362	1,366
EBIT	3	875	803	699	730	3,107	720	677	558	590	2,545	403	(600)	778	1,095	1,676
Interest expense, net		21	23	23	26	93	31	14	18	19	82	17	21	26	22	86
Operating income (loss)	2	854	780	676	704	3,014	689	663	540	571	2,463	386	(621)	752	1,073	1,590
Other expense (income), net	2	3	(39)	2	97	63	(679)	68	859	(8)	240	-	168	316	100	584
Income (loss) from operations before income taxes		851	819	674	607	2,951	1,368	595	(319)	579	2,223	386	(789)	436	973	1,006
Income tax expense (benefit)		182	183	114	140	619	267	145	45	134	591	134	(137)	109	223	329
Net income (loss)		669	636	560	467	2,332	1,101	450	(364)	445	1,632	252	(652)	327	750	677
(Income) loss attributable to non-controlling interests	2	(9)	(10)	(6)	(11)	(36)	5	2	131	(5)	133	9	5	78	(12)	80
Net income (loss) attributable to Magna International Inc.		660	626	554	456	2,296	1,106	452	(233)	440	1,765	261	(647)	405	738	757

Adjusted net income (loss) attributable to Magna International Inc.	2	663	590	535	542	2,330	531	509	438	433	1,911	261	(511)	585	851	1,186

Diluted earnings (loss) per share:
Diluted		$ 1.83	$ 1.77	$ 1.62	$ 1.37	$ 6.61	$ 3.39	$ 1.42	$ (0.75)	$ 1.43	$ 5.59	$ 0.86	$ (2.17)	$ 1.35	$ 2.45	$ 2.52
Adjusted Diluted		$ 1.84	$ 1.67	$ 1.56	$ 1.63	$ 6.71	$ 1.63	$ 1.59	$ 1.41	$ 1.41	$ 6.05	$ 0.86	$ (1.71)	$ 1.95	$ 2.83	$ 3.95

Weighted average number of Common Shares outstanding
during the year (in millions):		359.9	354.1	343.0	333.2	347.5	326.3	319.5	310.7	306.3	315.8	302.7	298.4	299.4	300.9	300.4

PROFITABILITY RATIOS
Selling, general and administrative /Sales		3.7%	4.2%	4.2%	4.3%	4.1%	4.0%	4.5%	4.3%	4.5%	4.3%	4.4%	8.8%	4.2%	4.2%	4.9%
EBITDA /Sales		11.0%	10.9%	10.6%	10.3%	10.7%	9.8%	10.0%	9.6%	10.1%	9.9%	8.5%	-6.2%	12.2%	13.8%	9.3%
EBIT /Sales		8.1%	7.8%	7.3%	7.2%	7.6%	6.8%	6.7%	6.0%	6.3%	6.5%	4.7%	-14.0%	8.5%	10.4%	5.1%
Operating income(loss) /Sales		7.9%	7.6%	7.0%	6.9%	7.4%	6.5%	6.5%	5.8%	6.1%	6.2%	4.5%	-14.5%	8.2%	10.2%	4.9%
Effective tax rate
Reported		21.4%	22.3%	16.9%	23.1%	21.0%	19.5%	24.4%	-14.1%	23.1%	26.6%	34.7%	17.4%	25.0%	22.9%	32.7%
Excluding Other expense (income), net of taxes		21.3%	23.1%	20.0%	21.4%	21.5%	23.7%	23.5%	19.6%	23.3%	22.7%	34.7%	16.9%	22.6%	19.6%	25.7%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

		2018				2019				2020
		1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
ASSETS						[Note 1]
Current assets:
Accounts receivable		8,073	7,656	7,160	6,548	7,446	7,204	7,068	5,927	5,684	5,253	6,618	6,394
Inventories		3,564	3,600	3,580	3,403	3,501	3,521	3,457	3,304	3,531	3,503	3,509	3,444
Prepaid expenses and other		250	201	237	250	275	278	211	238	234	303	265	260
		11,887	11,457	10,977	10,201	11,222	11,003	10,736	9,469	9,449	9,059	10,392	10,098
Current liabilities:
Accounts payable and other accruals		9,855	9,048	8,847	8,597	9,347	9,048	8,757	8,198	8,381	6,992	8,905	9,373

Working capital		2,032	2,409	2,130	1,604	1,875	1,955	1,979	1,271	1,068	2,067	1,487	725
Investments		2,132	2,320	2,337	2,189	2,408	2,334	1,430	1,210	1,336	1,336	1,143	947
Fixed assets, net		8,204	8,026	7,743	8,095	7,958	8,109	7,943	8,260	7,948	7,860	7,898	8,475
Goodwill, other assets and intangible assets		3,837	3,684	3,467	3,527	3,487	3,593	3,461	3,456	3,340	3,362	3,423	3,539
Operating lease right-of-use assets		-	-	-	-	1,716	1,744	1,702	1,811	1,788	1,777	1,787	1,906
		16,205	16,439	15,677	15,415	17,444	17,735	16,515	16,008	15,480	16,402	15,738	15,592
Net assets held for sale		-	-	568	541	-	-	-	-	-	-	-	-
Funds employed		16,205	16,439	16,245	15,956	17,444	17,735	16,515	16,008	15,480	16,402	15,738	15,592
FINANCING
Straight debt:
Cash and cash equivalents		(769)	(626)	(884)	(684)	(925)	(563)	(769)	(1,276)	(1,146)	(533)	(1,498)	(3,268)
Short-term borrowings		262	1,123	1,291	1,098	335	199	436	-	-	188	-	-
Long-term debt due within one year		114	120	231	201	122	112	104	106	93	150	98	129
Long-term debt		3,220	3,115	3,112	3,084	3,062	3,071	3,021	3,062	3,021	3,771	3,832	3,973
Current portion of operating lease liabilities		-	-	-	-	176	214	218	225	218	221	226	241
Operating lease liabilities		-	-	-	-	1,566	1,544	1,527	1,601	1,586	1,577	1,582	1,656
		2,827	3,732	3,750	3,699	4,336	4,577	4,537	3,718	3,772	5,374	4,240	2,731
Long-term employee benefit liabilities		691	659	592	597	598	606	584	677	659	675	696	729
Other long-term liabilities		340	314	291	400	396	404	388	371	420	390	305	332
Deferred tax liabilities, net		54	86	107	101	167	196	133	111	87	10	87	80
		1,085	1,059	990	1,098	1,161	1,206	1,105	1,159	1,166	1,075	1,088	1,141
Shareholders' equity		12,293	11,648	11,505	11,159	11,947	11,952	10,873	11,131	10,542	9,953	10,410	11,720
		16,205	16,439	16,245	15,956	17,444	17,735	16,515	16,008	15,480	16,402	15,738	15,592

ASSET UTILIZATION RATIOS
Days in accounts receivable		67.3	67.0	67.0	58.1	63.3	64.0	68.3	56.8	59.1	110.1	65.2	54.5
Days in accounts payable		95.4	92.6	96.5	88.8	91.8	93.5	97.7	91.3	99.7	149.6	104.3	96.4
Inventory turnover - cost of sales		10.4	9.8	9.2	10.2	10.5	9.9	9.3	9.8	8.6	4.8	8.8	10.2
Working capital turnover		21.2	17.1	18.1	25.3	22.6	20.7	18.8	29.6	32.4	8.3	24.6	58.3
Total asset turnover		2.7	2.5	2.5	2.6	2.4	2.3	2.3	2.3	2.2	1.0	2.3	2.7

CAPITAL STRUCTURE
Straight debt		17.4%	22.7%	23.1%	23.2%	24.9%	25.8%	27.5%	23.2%	24.4%	32.8%	26.9%	17.5%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net		6.6%	6.4%	6.1%	6.9%	6.6%	6.8%	6.7%	7.2%	7.5%	6.6%	6.9%	7.3%
Shareholders' equity		75.9%	70.9%	70.8%	69.9%	68.5%	67.4%	65.8%	69.5%	68.1%	60.7%	66.1%	75.2%
		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization		22.6%	27.2%	28.7%	28.2%	30.6%	30.1%	32.8%	31.0%	31.8%	37.2%	35.5%	33.9%

Adjusted Debt to Adjusted EBITDA	2	1.18x	1.32x	1.37x	1.32x	1.18x	1.18x	1.26x	1.23x	1.30x	2.30x	2.07x	1.84x
ANNUALIZED RETURNS
Return on assets (EBIT/assets employed)		21.6%	19.5%	17.8%	18.9%	16.5%	15.3%	13.5%	14.7%	10.4%	-14.6%	19.8%	28.1%
Return on equity (Net income attributable to Magna
International Inc. / Average shareholders' equity)		22.0%	20.9%	19.1%	16.1%	38.3%	15.1%	-8.2%	16.0%	9.6%	-25.3%	15.9%	26.7%
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)		22.1%	19.7%	18.5%	19.1%	18.4%	17.0%	15.4%	15.7%	9.6%	-19.9%	23.0%	30.8%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars in millions) (Unaudited)

		2018					2019					2020
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

Operating activities
Net income (loss)		669	636	560	467	2,332	1,101	450	(364)	445	1,632	252	(652)	327	750	677
Items not involving current cash flows		363	303	339	534	1,539	(213)	470	1,210	509	1,976	363	354	767	581	2,065
		1,032	939	899	1,001	3,871	888	920	846	954	3,608	615	(298)	1,094	1,331	2,742
Changes in operating assets and liabilities		(455)	(472)	177	597	(153)	(294)	-	(96)	742	352	24	(934)	518	928	536
Cash provided from (used for) operating activities		577	467	1,076	1,598	3,718	594	920	750	1,696	3,960	639	(1,232)	1,612	2,259	3,278

Investment activities
Fixed asset additions		(243)	(379)	(381)	(647)	(1,650)	(251)	(328)	(349)	(513)	(1,441)	(203)	(169)	(213)	(560)	(1,145)
Increase in investments, other assets and intangible assets		(109)	(103)	(114)	(150)	(476)	(77)	(102)	(83)	(122)	(384)	(93)	(72)	(68)	(98)	(331)
Increase in private equity investments		(5)	-	-	-	(5)	(5)	(5)	-	-	(10)	(100)	(2)	(12)	(18)	(132)
Proceeds from disposition		29	48	76	70	223	86	26	57	16	185	23	11	14	69	117
Proceeds from sale of (Investment in) Lyft, Inc.		-	(200)	(20)	-	(220)	-	-	10	221	231	-	-	-	-	-
Business combinations		-	4	-	(152)	(148)	-	(152)	-	5	(147)	(7)	-	-	98	91
Sale of Fluid Pressure & Controls Business ["FP&C"]		-	-	-	-	-	1,129	-	3	-	1,132	-	-	-	-	-
Cash (used for) provided from investment activities		(328)	(630)	(439)	(879)	(2,276)	882	(561)	(362)	(393)	(434)	(380)	(232)	(279)	(509)	(1,400)

Financing activities
Net issues (repayments) of debt		3	886	262	(284)	867	(855)	(187)	251	(435)	(1,226)	(6)	962	(246)	(27)	683
Common Shares issued on exercise of stock options		5	41	1	3	50	8	6	19	11	44	1	1	15	64	81
Repurchase of Common Shares		(103)	(729)	(520)	(479)	(1,831)	(284)	(409)	(342)	(254)	(1,289)	(201)	-	(2)	-	(203)
Tax withholdings on vesting of equity awards		-	(2)	(4)	(10)	(16)	(3)	(2)	-	(4)	(9)	(10)	-	-	(3)	(13)
Contributions to subsidiaries by non-controlling interests		-	4	-	-	4	2	-	2	-	4	-	-	-	18	18
Dividends paid to non-controlling interests		-	(30)	-	(39)	(69)	-	(13)	-	(9)	(22)	(3)	(3)	-	(12)	(18)
Dividends paid		(118)	(115)	(109)	(106)	(448)	(119)	(110)	(109)	(111)	(449)	(121)	(116)	(115)	(115)	(467)
Cash provided from (used for) financing activities		(213)	55	(370)	(915)	(1,443)	(1,251)	(715)	(179)	(802)	(2,947)	(340)	844	(348)	(75)	81
Effect of exchange rate changes on cash, cash equivalents
and restricted cash equivalents		10	(31)	(10)	(5)	(36)	14	(4)	(9)	10	11	(52)	9	(15)	81	23
Net increase (decrease) in cash, cash equivalents
and restricted cash equivalents during the period		46	(139)	257	(201)	(37)	239	(360)	200	511	590	(133)	(611)	970	1,756	1,982
Cash, cash equivalents and restricted cash equivalents,
beginning of period	4	839	885	746	1,003	839	802	1,041	681	881	802	1,392	1,259	648	1,618	1,392
Cash, cash equivalents and restricted cash equivalents,
end of period		885	746	1,003	802	802	1,041	681	881	1,392	1,392	1,259	648	1,618	3,374	3,374

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

Note 1:	LEASES ADOPTION

	On January 1, 2019, the Company adopted ASC 842, Leases using the modified retrospective transition approach, without restatement of comparative periods' financial information. The adoption requires the Company to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.

Note 2:	NON-GAAP MEASURES

The Company presents Operating income, EBIT (Earnings before interest and taxes) and EBITDA (Earnings before interest, taxes and depreciation and amortization) before Other expense (income),net. The Company also presents Adjusted Net Income (Net Income before Other expense (income),net , net of tax and excluding significant income tax valuation allowance adjustments), Adjusted Diluted Earnings per Share, Adjusted EBIT and Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity. The Company calculates Adjusted Debt as total debt adjusted to include pension and lease liabilities and Adjusted EBITDA as earnings before, interest, net, taxes, depreciation and amortization adjusted to add back interest income, certain pension costs and operating lease expense. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

	Other expense (income), net consists of:

			2018					2019					2020
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Impairments and loss on sale of equity-accounted investments	[a]	-	-	-	60	60	-	-	700	-	700	-	-	337	10	347
	Restructuring and impairments	[b]	3	17	2	37	59	14	7	34	3	58	-	168	-	101	269
	Net (gains) losses on investments	[c]	-	(56)	-	-	(56)	(177)	67	127	(11)	6	-	-	(21)	(11)	(32)
	Gain on the sale of business	[d]	-	-	-	-	-	(516)	(6)	(2)	-	(524)	-	-	-	-	-

			3	(39)	2	97	63	(679)	68	859	(8)	240	-	168	316	100	584
[a]	Impairments and loss on sale of equity-accounted investments

In the fourth quarter of 2020, the Company recorded a $ 10 million loss in Power & Vision on the sale of its 50% interest in Dongfeng Getrag Transmission Co. Ltd.

In Power & Vision, during the third quarter of 2020, the Company recorded impairment charge of $337 million on investment.

In Power & Vision, during the third quarter of 2019, the Company recorded $700 million impairment on its equity accounted investment.

	During the fourth quarter of 2018, the Company recorded a $60 million impairment charge on its equity accounted investment in Power & Vision.

[b]	Restructuring and impairments

	COVID-19 Restructuring and Impairments: [i]		2018					2019					2020
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Power & Vision		-	-	-	-	-	-	-	-	-	-	-	115	-	-	115
	Body Exteriors & Structures		-	-	-	-	-	-	-	-	-	-	-	37	-	-	37
	Seating Systems		-	-	-	-	-	-	-	-	-	-	-	16	-	-	16
			-	-	-	-	-	-	-	-	-	-	-	168	-	-	168
	Restructuring:		2018					2019					2020
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Power & Vision		3	12	2	3	20	-	-	-	-	-	-	-	-	-	-
	Body Exteriors & Structures		-	5	-	20	25	14	7	7	3	31	-	-	-	21	21
	Seating Systems		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
			3	17	2	23	45	14	7	7	3	31	-	-	-	21	21
	Impairments:		2018					2019					2020
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Power & Vision		-	-	-	-	-	-	-	27	-	27	-	-	-	-	-
	Body Exteriors & Structures		-	-	-	14	14	-	-	-	-	-	-	-	-	57	57
	Seating Systems		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
			-	-	-	14	14	-	-	27	-	27	-	-	-	57	57
	Brazil Closures: [ii]		2018					2019					2020
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Body Exteriors & Structures		-	-	-	-	-	-	-	-	-	-	-	-	-	8	8
	Seating Systems		-	-	-	-	-	-	-	-	-	-	-	-	-	15	15
			-	-	-	-	-	-	-	-	-	-	-	-	-	23	23

	[i]	In response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term, the Company initiated and/or accelerated the timing of restructuring plans to right-size its business. These restructuring actions include plant closures and workforce reductions.
	[ii]	In connection with the recently announced plant closures by Ford Motor Co. in Brazil, the Company made the decision to accelerate the [closure/restructuring] of two facilities in Brazil that supply these plants.

[c]	Net (gains) losses on investments

In Corporate, during the third and fourth quarter of 2020, the Company remeasured its private equity investments at fair value resulting in a $21 million and $13 million gain, respectively. In additions, the Company recorded a non-cash impairment charge of $2 million on its private equity investment in Corporate.

In Corporate, during the first, second, third and fourth quarters of 2019, the Company recorded gains of $177 million, net losses of $67 million, net losses of $127 million, and net gains of $11 million respectively, substantially related to the revaluation of its investment in Lyft, Inc.

	In Corporate, during the second quarter of 2018, the Company remeasured its private equity investments at fair value resulting in a $56 million gain, of which $46 million related to its investment in Lyft, Inc.

[d]	Gain on the sale of business

	In Power & Vision, during the first quarter of 2019, the Company recorded a gain on the sale of its Fluid Pressure & Controls ["FP&C"] business of $516 million. In the second and third quarters of 2019, the Company recorded an increase in the gain on sale of $6 million and $2 million, respectively, as a result of finalizing the proceeds relating to working capital.

	The following table reconciles Net (loss) income attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:

		2018					2019					2020
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Net income (loss) attributable to Magna International Inc.	660	626	554	456	2,296	1,106	452	(233)	440	1,765	261	(647)	405	738	757
	Exclude:
	Impairments and loss on sale of equity-accounted investments [e]	-	-	-	59	59	-	-	537	-	537	-	-	200	19	219
	Restructuring and impairments	3	17	2	33	55	14	7	27	3	51	-	136	-	101	237
	Net (gains) losses on investments	-	(53)	-	-	(53)	(151)	57	109	(10)	5	-	-	(20)	(7)	(27)
	Gain on the sale of business	-	-	-	-	-	(438)	(7)	(2)	-	(447)	-	-	-	-	-
	US tax reform	-	-	-	11	11	-	-	-	-	-	-	-	-	-	-
	Reassessment of deferred tax balances - FP&C [f]	-	-	(21)	-	(21)	-	-	-	-	-	-	-	-	-	-
	Adjustment to tax valuation allowance in India	-	-	-	(17)	(17)	-	-	-	-	-	-	-	-	-	-
												-				-
	Adjusted net income (loss) attributable to Magna International Inc.	663	590	535	542	2,330	531	509	438	433	1,911	261	(511)	585	851	1,186

	Diluted earnings (loss) per share	$ 1.83	$ 1.77	$ 1.62	$ 1.37	$ 6.61	$ 3.39	$ 1.42	$ (0.75)	$ 1.43	$ 5.59	$ 0.86	(2.17)	1.35	$ 2.45	$ 2.52
	Exclude:
	Impairments and loss on sale of equity-accounted investments [e]	-	-	-	0.18	0.18	-	-	1.74	-	1.70	-	-	0.67	0.06	0.73
	Restructuring and impairments	0.01	0.05	-	0.10	0.16	0.04	0.02	0.08	0.01	0.16	-	0.46	-	0.34	0.79
	Net (gains) losses on investments	-	(0.15)	-	-	(0.15)	(0.46)	0.17	0.35	(0.03)	0.02	-	-	(0.07)	(0.02)	(0.09)
	Gain on the sale of business	-	-	-	-	-	(1.34)	(0.02)	(0.01)	-	(1.42)	-	-	-	-	-
	US tax reform	-	-	-	0.03	0.03	-	-	-	-	-	-	-	-	-	-
	Reassessment of deferred tax balances - FP&C [f]	-	-	(0.06)	-	(0.06)	-	-	-	-	-	-	-	-	-	-
	Adjustment to tax valuation allowance in India	-	-	-	(0.05)	(0.05)	-	-	-	-	-	-	-	-	-	-

	Adjusted diluted earnings (loss) per share	$ 1.84	$ 1.67	$ 1.56	$ 1.63	$ 6.72	$ 1.63	$ 1.59	$ 1.41	$ 1.41	$ 6.05	$ 0.86	$ (1.71)	$ 1.95	$ 2.83	$ 3.95

[e]	Impairment charges

	Impairment charges relating to the Company's equity accounted investment for 2019 and 2020, include $127 million and $ 75 million, respectively, attributable to non-controlling interest.

[f]	Reassessment of deferred tax balances - FP&C

	Reassessment of deferred tax balances relating to timing differences that reversed on closing of the sale of the global FP&C business.

Note 3:	SEGMENTED INFORMATION

		2018					2019					2020
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Body Exteriors & Structures Group
	Sales	4,619	4,551	4,180	4,177	17,527	4,308	4,243	3,984	3,923	16,458	3,676	1,623	3,858	4,393	13,550
	Adjusted EBIT	343	388	326	356	1,413	363	341	306	289	1,299	199	(315)	390	543	817
	Adjusted EBIT as a percentage of sales	7.4%	8.5%	7.8%	8.5%	8.1%	8.4%	8.0%	7.7%	7.4%	7.9%	5.4%	-19.4%	10.1%	12.4%	6.0%

	Power & Vision
	Sales	3,190	3,197	2,947	2,987	12,321	3,083	2,808	2,696	2,725	11,312	2,523	1,298	2,722	3,179	9,722
	Adjusted EBIT	359	299	259	254	1,171	216	201	167	163	747	135	(226)	227	359	495
	Adjusted EBIT as a percentage of sales	11.3%	9.4%	8.8%	8.5%	9.5%	7.0%	7.2%	6.2%	6.0%	6.6%	5.4%	-17.4%	8.3%	11.3%	5.1%

	Seating Systems
	Sales	1,470	1,424	1,219	1,435	5,548	1,433	1,452	1,266	1,426	5,577	1,261	524	1,280	1,390	4,455
	Adjusted EBIT	130	117	69	110	426	94	83	56	79	312	40	(84)	66	85	107
	Adjusted EBIT as a percentage of sales	8.8%	8.2%	5.7%	7.7%	7.7%	6.6%	5.7%	4.4%	5.5%	5.6%	3.2%	-16.0%	5.2%	6.1%	2.4%

	Complete Vehicles
	Sales	1,660	1,280	1,391	1,687	6,018	1,928	1,802	1,516	1,461	6,707	1,321	933	1,402	1,759	5,415
	Adjusted EBIT	19	1	24	24	68	28	43	29	44	144	50	44	70	110	274
	Adjusted EBIT as a percentage of sales	1.1%	0.1%	1.7%	1.4%	1.1%	1.5%	2.4%	1.9%	3.0%	2.1%	3.8%	4.7%	5.0%	6.3%	5.1%

	Corporate and other
	Intercompany fees	(147)	(172)	(119)	(149)	(587)	(161)	(179)	(143)	(140)	(623)	(124)	(85)	(133)	(153)	(495)
	Adjusted EBIT	24	(2)	21	(14)	29	19	9	0	15	43	(21)	(19)	25	(2)	(17)

	Total
	Sales	10,792	10,280	9,618	10,137	40,827	10,591	10,126	9,319	9,395	39,431	8,657	4,293	9,129	10,568	32,647
	Adjusted EBIT	875	803	699	730	3,107	720	677	558	590	2,545	403	(600)	778	1,095	1,676
	Adjusted EBIT as a percentage of sales	8.1%	7.8%	7.3%	7.2%	7.6%	6.8%	6.7%	6.0%	6.3%	6.5%	4.7%	-14.0%	8.5%	10.4%	5.1%

Note 4:	CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS

	A reconciliation of Cash and cash equivalents and Restricted cash equivalents (included in prepaid expenses) to Total cash, cash equivalents and restricted cash equivalents is as follows:

		2018					2019					2020
		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q

	Cash and cash equivalents	(769)	(626)	(884)	(684)		(925)	(563)	(769)	(1,276)		(1,146)	(533)	(1,498)	(3,268)
	Restricted cash equivalents included in prepaid expenses	(116)	(120)	(119)	(118)		(116)	(118)	(112)	(116)		(113)	(115)	(120)	(106)
	Total cash, cash equivalents and restricted cash equivalents	(885)	(746)	(1,003)	(802)		(1,041)	(681)	(881)	(1,392)		(1,259)	(648)	(1,618)	(3,374)